Exhibit 2.2

Execution Version

31 July 2021
THE WARRANTORS
- and -
WOLVERINE OUTDOORS, INC.

MANAGEMENT WARRANTY DEED
in relation to
LADY OF LEISURE INVESTCO LIMITED
and
its Subsidiaries

i

THIS MANAGEMENT WARRANTY DEED (this “Deed”) is entered into as a deed on 31 July 2021
BETWEEN:
(1)    EACH OF THE PERSONS LISTED IN SCHEDULE 4 (each a “Warrantor” and, collectively, the “Warrantors”); and
(2)    WOLVERINE OUTDOORS, INC., a company incorporated in the state of Delaware, United States of America, whose registered address is at 601 Abbot Road, East Lansing, MI 48823, a Delaware corporation (the “Purchaser”).
INTRODUCTION:
(A)    The Sellers (as defined in the SPA), the Guarantor (as defined in the SPA) and the Purchaser have concurrently with the execution of this Deed entered into a share purchase agreement (the “SPA”) for the sale and purchase of the Shares (as defined therein) of the Company (the “Proposed Transaction”).
(B)    The Warrantors have agreed to enter into this Deed to provide certain warranties in respect of the business of the Group as carried out as at the date of this Deed subject to and on the terms set out herein.
THE PARTIES AGREE AS FOLLOWS:
1.    DEFINITIONS AND INTERPRETATION
1.1    In this Deed the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:
“Affiliate” means any person Controlling, Controlled by or under common Control with such person;
“Accounts” means the audited consolidated financial statements of the Group for the twelve month period ended on the Accounts Date;
“Accounts Date” means 28 December 2020;
“Anti-Bribery Laws” means any Applicable Law that relates to anti-money laundering, bribery, corruption or international trade sanctions, including but not limited to the Proceeds of Crime Act 2002, the Bribery Act 2010 in England and Wales, the Money Laundering Control Act of 1986, the Foreign Corrupt Practices Act of 1977 (as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998) in the United States of America, and the trade sanctions administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State or the Department of Commerce), the United Nations Security Council, the United Kingdom or the European Union; or to the extent relevant to the applicable person or company;
“Applicable Law” means any statute, regulation, by-law, legislation, rule, ordinance, subordinate legislation or other legally binding measure of any Governmental Body in force from time to time to the extent applicable to a Group Company, a party or the transactions contemplated herein;
“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London, UK and New York, NY;

“Business IP” means all Intellectual Property owned by the Group Companies;
“Claim” means any claim made against the Warrantors for a breach of any of the Warranties including any Warranty Claim and any Tax Warranty Claim;
“Companies Act” means the Companies Act 2006 and any regulations or subordinate legislation enacted thereunder;
“Company” means Lady of Leisure InvestCo Limited, a private limited company incorporated in England and Wales with registered number 09325233, whose registered office is at Fulham Green, 69-79 Fulham High Street, London SW6 3JW, United Kingdom;
“Company’s Deal Team” means Tamara Hill-Norton (Founder), Simon Hill-Norton (Founder and Chairman), Angharad Carter-Clout (Finance Director) and Jemma Cassidy (CPO) in such capacities as directors, senior officers or senior employees of the Group (and without personal liability);
“Completion” means completion of the Proposed Transaction in accordance with the terms of the SPA;
“Completion Date” has the meaning given to it in the SPA;
“Confidential Information” has the meaning given to it in the SPA;
“Contract” means any written or oral agreement, contract, arrangement or commitment, in each case, that is legally binding (and in each case, including any amendments and modifications thereto).
“Control” means (i) the legal or beneficial ownership, directly or indirectly, of more than fifty per cent. (50%) of the share capital or other ownership interests of any person, (ii) the ability, directly or indirectly, to appoint half or more of the board or other controlling body of any person, or (iii) the ability, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise to direct or cause the direction of the management and policies of any person. A person shall be deemed to direct or cause the direction of the management and policies of a person if the consent or approval of such person is required with respect to all or substantially all major decisions (and “Controlled” and “Controlling” shall be construed accordingly);
“Covered Person” means any person who was, at any time prior to the Completion Date, director, officer, employee, agent, advisor or representative of a Seller, any Related Person of the Seller or any member of the Group;
“Data Protection Legislation” means any Applicable Law which relates to the protection of individuals with regards to the processing of personal data, including but not limited to the Privacy and Electronic Communications Regulations 2003, the Data Protection Act 2018 and the General Data Protection Regulation 2016/679 ("GDPR") as each is amended in accordance with the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (as amended by SI 2020 no. 1586) and incorporated into UK law under the UK European Union (Withdrawal) Act 2018, to be referred to as “PECR”, “DPA 2018” and the “UK GDPR”;
“Data Room” has the meaning given to it in the SPA;
“Disclosed Scheme” means the pension schemes and arrangements of the Group Companies, details of which are contained in folder 'Sigma Q&A', '88 Pension information' of the Data Room;

"Disclosure Letter" has the meaning given to it in the SPA;
“Encumbrance” means a mortgage, lien, charge, claim, option, equity, power of sale, pledge, hypothecation, retention of title, right of first refusal, right of pre-emption or other encumbrance or right exercisable by a third party having similar effect;
“Event” means any payment, act, arrangement, transaction or any other occurrence including the execution and completion of this Deed and the SPA. Any reference to an Event occurring on or before a particular date shall include Events that, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred on or before that date;
“Environment” means the natural and man-made environment and all or any of the following media, being land and soil (including without limitation under buildings or other structures, and whether above or below ground), water (including, without limitation, water under or within land or within pipes, drains or sewers) and air, wherever situate and whether alone or in combination and all human or plant, animal life and living organisms (including the ecosystems which support them or which are supported by such media);
“Environmental Damage” means any pollution or contamination to the Environment caused by, related to or arising from or in connection with the presence, generation, use, handling, processing, treatment, storage, transportation, disposal or release of any Hazardous Substances and any other liability of any Group Company arising from or relating to any violation of or liability under any Environmental Law;
“Environmental Document” means: (a) any environmental study, evaluation or investigation relating to the assets, property or operations of any Group Company or any of its predecessors, including: (i) any Phase I or Phase II (or subsequent phase) studies and investigations; (ii) documents and information related to any improvements or buildings on any real property; and (iii) any testing, sampling, analysis, digging, boring, removing soil, relocating of soil or preparation of baseline environmental assessments relating to the Environment or any real property; (b) consent agreements, inspection reports, letters and notices of violation and related correspondence with any Governmental Body; and (c) other documents materially bearing on Liabilities of a Group Company.
“Environmental Laws” means any Applicable Laws relating to the protection of the Environment or human health or worker safety or the control, prevention or remediation of Environmental Damage, in each case which have legal force and effect at the date of this Deed;
“Environmental Licences” means any License obtained, granted or required, at any time by any Group Company and/or in relation to the business carried on by any Group Company pursuant to any Environmental Laws;
“Existing Facilities” has the meaning given to it in the SPA;
“Fairly Disclosed” means any fact, matter, event or circumstance which is disclosed in sufficient detail to enable a reasonable purchaser to identify the nature and scope of the fact, matter, event or circumstance so disclosed;
“Governmental Body” means any: (a) nation, state, county, city, town, village, district or other governmental jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, commission, board, instrumentality, official or entity and any court or other tribunal); or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory function or any Taxing Authority;
“Group” means the Company and its Subsidiaries;
“Group Company” means any member of the Group, and “Group Companies” means all or any of them;
“Hazardous Substances” means any solid, liquid, gas, noise and any other substance or thing that causes or may cause harm (alone or in combination with any other substance) to the Environment or human health or worker safety, including any substance regulated under any Environmental Law;
“Indebtedness” of any person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable (including any seller notes, deferred purchase price obligations or earnout obligations issued or entered into in connection with any acquisition undertaken by such person); (ii) all Liabilities of such person to reimburse any bank or other person in respect of amounts paid under a letter of credit, banker’s acceptance or similar instrument; and (iii) any accrued interest, prepayment premiums or penalties, breakage costs and expenses relating to the payment or redemption of any of the foregoing;
“Institutional Seller” has the meaning given to it in the SPA;
“Intellectual Property” means know-how, patents, trademarks, service marks, logos, get-up, trade names, internet domain names rights in designs, copyright (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how, and all other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;
“IT Systems” means all hardware and software which are material to the business operations of the Group and which are used by any Group Company;
“Lead Institutional Seller” has the meaning given to it in the SPA;
"Liability" means any debt, liability or obligation (whether direct or indirect, matured or contingent, liquidated or unliquidated, or due or to become due);
“License” means any permit, license, approval, permission, concessions, consent, notice, waiver, qualification, filing, registration, exemption or authorization by or of, or registrations with, any Governmental Body.
“Locked-Box Accounts” has the meaning given to it in the SPA;
“Locked-Box Date” has the meaning given to it in the SPA;
“Management Accounts” means the unaudited consolidated management accounts of the Group for the period from 29 March 2021 to 31 May 2021, which are contained in folder 3.5 of the Data Room;
“Material Contract” means other than the leases or occupational agreements relating to the Properties each of the following Contracts that a Group Company is party to or bound by:

(a)    any Contract pursuant to which the Group has a benefit or obligation with an aggregate contract value in excess of £150,000 per annum;
(b)    any Contract concerning the sale or acquisition (by merger, purchase or sale of assets or stock or otherwise) of a material business or a portion thereof or material assets relating thereto consummated within the preceding three years, including any Contract pursuant to which any Group Company is, or may become, obligated to pay any amount in respect of an “earn-out” or other form of deferred or contingent consideration in excess of £150,000 per annum;
(c)    any Contract between any Group Company, on the one hand, and any of the Sellers, or any of their respective Relevant Affiliates (excluding any other Group Company), on the other hand (save for the employment or services agreements of each Management Seller and the Shareholders' Agreement ); and
(d)    any Contract with a Governmental Body;
"Material Customer" means the top ten largest customers of the Group taken as a whole (based on the total amount of revenues from such customer for the 12 month period ended 31 December 2019, 31 December 2020 and during the five month period ending 31 May 2021;
"Material Supplier" means:
(a)    the ten largest current product and material vendors of the Group Companies taken as a whole based on purchase volume in the 12 month period prior to the date of this Deed;
(b)    the ten largest product and material vendors with whom the Group Companies taken as whole have as at the date of this Deed placed orders for the quarterly financial periods of the Group ending on 31 December 2021 and 31 March 2022; and
(c)    the five largest current service providers to the Company (other than in respect of the Proposed Transaction) based on purchase volume in the 12 month period prior to the date of this Deed;
“Personal Data”has the same meaning as the term “personal data” under the UK GDPR;
“Proceeding” means any action, arbitration, tribunal, claim, litigation, proceeding or lawsuit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before any Governmental Body or any arbitrator;
“Properties” means the leasehold, occupational or other interest of any Group Company in any real property, particulars of which are set out in folder 5.1 of the Data Room, and “Property” means any one of them;
“Proposed Transaction” has the meaning given to it in the Recitals hereto;
“Purchaser Tax Group” means the Purchaser and any company or person which is a member of the same group as the Purchaser for a relevant Tax purpose (but excluding a Group Company);
“Related Person” means:
(a)    in the case of a person that is an undertaking, any Affiliate thereof, in each case from time to time;

(b)    in the case of a person who is an individual, (i) any spouse, domestic partner and/or lineal descendants by blood or adoption of any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor, and (ii) any undertaking Controlled by such individual or one or more persons described in (i) above;
(c)    in the case of a limited partnership, any nominee or trustee of the limited partnership, the partners in that limited partnership or their nominees, any investment manager or investment adviser to the limited partnership, any parent undertaking or subsidiary undertaking of that investment manager or investment adviser and any other investment fund managed or advised by any such person and/or any investor in any fund that directly or indirectly holds interests in the limited partnership; and
(d)    in the case of the Purchaser, its Affiliates and subsidiaries and associated undertakings from time to time and their respective Representatives;
"Relevant Accounting Standards" means the United Kingdom Accounting Standards, including the Financial Reporting Standard 102 applicable in the UK and Republic of Ireland;
“Relevant Affiliates” has the meaning given to it in the SPA;
"Relief" has the meaning given to it in the SPA;
“Representatives” means, with respect to any person, the officers, directors, principals, employees, agents, auditors, legal and accounting advisers, bankers, lending sources and other professional advisers of such person;
“Sellers” has the meaning given to it in the SPA;
“Senior Employee” has the meaning given to it in the SPA;
“Shares” has the meaning given to it in the SPA;
“Shareholders’ Agreement” has the meaning given to it in the SPA;
“SPA” has the meaning given to it in the Recitals;
“Subsidiary” means the direct and indirect subsidiary undertakings of the Company as set out at Part 2 of Schedule 1 and “Subsidiaries” means all those subsidiary undertakings;
“Tax” or “Taxation” has the meaning given to it in the SPA;
“Tax Authority” has the meaning given to it in the SPA;
“Tax Warranties” means the Warranties specified in Paragraph 22 of Schedule 2;
"Tax Warranty Claim" means any Claim in respect of the Tax Warranties;
“Transaction Documents” has the meaning given to it in the SPA;
“VAT” has the meaning given to it in the SPA;
“W&I Insurers” has the meaning given to it in the SPA;
“W&I Policy” has the meaning given to it in the SPA;

“Warranties” means the warranties set out in Schedule 2 (each such statement being a “Warranty”);
“Warrantors” has the meaning given to it in the Recitals; and
“Warranty Claim” means any Claim other than a Tax Warranty Claim.
1.2    In this Deed unless otherwise specified, reference to:
(a)    “includes” and “including” shall mean including, without limitation;
(b)    general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things;
(c)    a “party” means a party to this Deed and includes its assignees (if any) and, in the case of an individual, his estate and personal representatives;
(d)    a “person” includes any individual, firm, company, corporation, body corporate, trust, estate, partnership, joint venture, unincorporated association, organization or Governmental Body, in each case whether or not having a separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated, registered or exists;
(e)    a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended, modified or re-enacted before the date of this Deed;
(f)    “Clauses”, “Paragraphs” or “Schedules” are to Clauses and Paragraphs of and Schedules to this Deed;
(g)    something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard-copy form, including words transmitted by email but excluding any other form of electronic or digital communication;
(h)    a “company” includes any corporation or other body corporate, wherever and however incorporated or established;
(i)    a “body corporate” shall have the meaning given in section 1173 of the Companies Act 2006;
(j)    a “subsidiary” shall have the meaning given in section 1159 of the Companies Act 2006, save that a company shall be treated for the purposes of the membership requirement contained in sections 1159(1)(b) and (c) as a member of another company even if its shares in that other company are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;
(k)    an “undertaking” shall have the meaning given in section 1161 of the Companies Act 2006 and any reference to a “parent company” or a “subsidiary undertaking” means respectively a “parent company” or “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006, save that an undertaking shall be treated for the purposes of the membership requirement in sections 1162(2)(b) and (d) and section 1162(3)(a) as a member of another undertaking even if its shares in that other undertaking are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;
(l)    "£" or "sterling" are references to the lawful currency from time to time of the United Kingdom;
(m)    any reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England and Wales, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;
(n)    words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;
(o)    the time of day is reference to London time;
(p)    the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if” and the word “shall” or “will” denotes a directive and obligation, not an option;
(q)    when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Deed, the date that is referenced in beginning the calculation of such period will be excluded; and
(r)    except as otherwise specified herein, whenever any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
1.3    The Schedules form part of the operative provisions of this Deed and references to this Deed shall, unless the context otherwise requires, include references to the Schedules.
1.4    The index to and the headings in this Deed are for information only and are to be ignored in construing it.
1.5    The obligations of each Warrantor under this Deed are entered into individually by that Warrantor on its own behalf and are made severally and separate from any obligation entered into by any other Warrantor. No claim may be made against any Warrantor in respect of any breach of this Deed by any other Warrantor.
2.    WARRANTIES
2.1    Subject to this Clause 2 and Schedule 3 (Limitation on Liability), each Warrantor severally (and not jointly and severally) warrants to the Purchaser that, so far as that Warrantor is actually aware on the basis set forth in Clause 2.2, each of the Warranties is true and accurate in all material respects as at the date of this Deed.
2.2    The Warranties are provided by each Warrantor by reference only to those matters within his or her actual knowledge or awareness following due and reasonable inquiry of each other and the Company’s Deal Team. A Warrantor shall not be deemed to have any other imputed or constructive knowledge regarding the subject matter of any Warranty.
2.3    The Warranties are separate and independent and (except as expressly otherwise provided in this Deed) no Warranty shall be limited by reference to any other Warranty.
2.4    No warranty, express or implied, is given in relation to any forecast or projection contained or referred to in the Disclosure Letter or the documents contained in the Data Room.

2.5    Save in the event of fraud or fraudulent misrepresentation by a Warrantor against whom the Claim is made, no Warrantor shall be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Claim:
(a)    is Fairly Disclosed in any Transaction Document or any document contained in the Data Room; or
(b)    is provided for in the Accounts, the Management Accounts or the Locked-Box Accounts; or
(c)    is based on any expression of opinion or future intention or any forecasts, speculation, assessment, estimate or budget.
2.6    Save in the event of fraud or fraudulent misrepresentation by a Warrantor against whom the Claim is made:
(a)    the aggregate liability of all Warrantors in respect of any and all Claims shall not exceed an amount equal to £1.00; and
(b)    the aggregate liability of each individual Warrantor in respect of any and all Claims shall not exceed an amount equal to £1.00.
2.7    In addition to Clauses 2.2 to 2.6 (inclusive), the liability of the Warrantors under this Deed shall be limited if and to the extent that any of the limitations referred to in Schedule 3 apply under this Deed. Each of the parties agrees to the terms of Schedule 3.
2.8    The only Warranties given in respect of Intellectual Property, the IT Systems and data protection are the Warranties given in Paragraphs 13, 14, 15.2(c) and 18 of Schedule 2 and none of the other Warranties shall be or shall be deemed to be a warranty in respect of Intellectual Property, the IT Systems and data protection.
3.    WARRANTY & INDEMNITY INSURANCE
3.1    The parties agree that the Purchaser’s sole right of recovery (if any) in excess of the cap on liability specified in Clause 2.5 in respect of any and all Claims shall be under the W&I Policy (save in the case of fraud or fraudulent misrepresentation by a Warrantor against whom the Claim is made).
3.2    The parties acknowledge and agree that the Purchaser has secured the W&I Policy for the benefit of the Purchaser and/or one or more of its Affiliates.
3.3    The Purchaser confirms that (save in the case of fraud or fraudulent misrepresentation of the Warrantor against whom the Claim is made) the W&I Policy contains an express and irrevocable waiver by the W&I Insurer of any and all rights of subrogation which the W&I Insurers may otherwise have against any Seller, any Related Person of a Seller, the Group or any Covered Person.
3.4    The Purchaser undertakes to the Warrantors that it shall not agree to any amendment, variation or waiver of the W&I Policy (or do anything which has a similar effect) which has the effect of increasing the liability of the Warrantors under this Deed or the W&I Policy without the prior written consent of Warrantors (in their absolute discretion).
4.    ASSIGNMENT
4.1    Except as provided in this Clause 4 or unless the Warrantors and the Purchaser specifically agree in writing, no person shall assign, transfer, hold on trust or encumber all or any of its rights under this Deed nor shall such person grant, declare, create or dispose of any right or interest in any of them. Any purported assignment, declaration of trust, transfer, sub-contracting, delegation, charging or dealing in contravention of this Clause 4 shall be void and ineffective.
4.2    The Purchaser may assign and transfer all or any of its rights under this Deed (i) to any of its Affiliates (provided that no such assignment pursuant to this clause (i) will relieve Purchaser from any of its obligations under this Deed), or (ii) by way of security and/or charge to its financial lenders or banks or any member of their groups (including funds) or any facility agent or security agent or trustee acting on their behalf as security for the obligations owed by Purchaser or its Affiliates to such person for any financing or refinancing in respect of any transaction contemplated by this Deed (including any additional facilities and hedging made available in connection with such financing or refinancing), and any such beneficiary of security may assign all or any of those rights for the purpose of enforcing such security assignment or charge, provided that the Purchaser notifies the Sellers of the identity of the relevant assignee and that notwithstanding any such assignment, the Sellers (and/or their assignee) may, unless it receives notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Deed.
4.3    If an assignment is made in accordance with this Clause 4, the liability of each of the Warrantors to the Purchaser under this Deed shall be no greater than such liability would have been if the assignment had not occurred, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the assigning party.
5.    COSTS
5.1    Except as provided in the SPA, each party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this Deed and all other documents referred to in it.
5.2    Each of the parties agrees and acknowledges that all costs and expenses in relation to obtaining the W&I Policy and the insurance coverage therein (including any policy premium, insurer’s legal fees, broker’s fees and any related Tax) shall be borne by the Purchaser.
6.    EFFECT OF COMPLETION
The terms of this Deed (subject as specifically otherwise provided in this Deed) shall continue in force after and notwithstanding Completion and the remedies of the Purchaser in respect of any breach of any of the Warranties shall continue to subsist notwithstanding Completion.
7.    ENTIRE AGREEMENT
7.1    This Deed (and each other Transaction Document, together with in each case the relevant ancillary documents thereto) constitutes the whole and only agreement between the parties relating to the subject matter of this Deed and supersedes any prior agreement (whether oral or written) in relation to the subject matter contained herein.
7.2    Each party acknowledges that in entering into this Deed it is not relying on any pre-contractual statement which is not set out in this Deed or any other Transaction Document, and each party unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation to any pre-contractual statement.

7.3    No party shall have any right of action against any other party to this Deed arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Deed.
7.4    For the purposes of this Clause 7, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance, covenant, indemnity, commitment or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Deed made or given by any person at any time prior to the date of this Deed.
7.5    It is expressly acknowledged and agreed by each party that:
(a)    no party shall have any claim or remedy in respect of any pre-contractual statement made by or on behalf of the other party (or any of its Representatives) in relation to the Proposed Transaction which is not expressly set out in this Deed or the SPA;
(b)    the only right or remedy of a party in relation to any provision of this Deed shall be for damages for breach of this Deed and no party has any right to rescind or terminate this Deed either for breach of contract or for negligent or innocent misrepresentation or otherwise;
(c)    except for any liability in respect of a breach of this Deed or the other Transaction Documents, no party (or any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to the other parties (or their respective Representatives) in relation to the Proposed Transaction;
(d)    no party is entering into this Deed in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the Financial Services and Markets Act 2000) made by any party or any party’s Representatives; and
(e)    the other parties are entering into this Deed in reliance on the acknowledgements given in this Clause 7.5.
7.6    Each Warrantor undertakes that, if any Claim is made, and subject to Clause 7.7, such Warrantor will not make any claim against any member of the Group or any director, officer, employee, agent, consultant, Representative or adviser of any member of the Group who is not a Warrantor on whom she or he may have relied before agreeing to any terms of this Deed or authorising any statement in the other Transaction Documents, and each and every such person shall be entitled to enforce this Clause 7.6 under the Contracts (Rights of Third Parties) Act 1999.
7.7    Notwithstanding anything else to the contrary in this Deed or any other Transaction Document, nothing in this Clause 7 shall limit the liability of any person in the case of that person’s fraud or fraudulent misrepresentation.
8.    VARIATIONS
This Deed may be amended or waived in any manner whatsoever by agreement in writing between the Purchaser and the Warrantors.
9.    REMEDIES AND WAIVER
9.1    Without prejudice to the limitations set out in Clause 2 or in Schedule 3 of this Deed, no delay or omission by any party to this Deed in exercising any right, power or remedy provided by Applicable Law or under this Deed shall:
(a)    affect that right, power or remedy; or

(b)    operate as a waiver of it.
9.2    The single or partial exercise of any right, power or remedy provided by Applicable Law or under this Deed shall not, unless otherwise expressly stated, preclude any other or further exercise of it or the exercise of any other right, power or remedy.
9.3    The rights, powers and remedies provided in this Deed are cumulative and not exclusive of any rights, powers and remedies provided by Applicable Law, unless the contrary is expressly stated in this Deed.
10.    INVALIDITY
If any provision of this Deed is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:
(a)    the validity, legality and enforceability under the law of that jurisdiction of any other provision; and
(b)    the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision, shall not be affected or impaired in any way.
11.    NOTICES
11.1    Any notice, demand or other communication given or made under or in connection with the matters contemplated by this Deed shall be in writing and shall be delivered by hand or by courier or sent by email:
In the case of any Warrantor to the address set out opposite such Warrantor’s name in Schedule 4 with a copy to (which shall not constitute notice):
Pinsent Masons LLP
30 Crown Place
Earl Street
London EC2 4ES
United Kingdom
Email: Tom.Leman@pinsentmasons.com
Attention: Tom Leman
and
Gibson, Dunn & Crutcher UK LLP
Telephone House
2-4 Temple Avenue
London
EC4Y 0HB
United Kingdom
Email: NTomlinson@gibsondunn.com
Attention: Nick Tomlinson
and

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
United States of America
Email: SShoemate@gibsondunn.com
Attention: Steven Shoemate
In the case of the Purchaser:
Wolverine World Wide, Inc.
9341 Courtland Drive NE
Rockford
Michigan 49351
U.S. of America
Email: Kyle.Hanson@wwwinc.com
Attention: Kyle L Hanson, Senior Vice President General Counsel and Secretary
Copy (which shall not constitute notice) to:

Honigman LLP
300 Ottawa Avenue NW
Suite 400
Grand Rapids, MI 49503-2308
Email: TLarsen@honigman.com; rkiburz@honigman.com
Attention: Tracy Larsen and Robert Kiburz
Baker McKenzie LLP
100 New Bridge Street
London
EC4V 6JJ
Email: Phelim.O'Doherty@bakermckenzie.com / James.Adams@bakermckenzie.com
Attention: Phelim O'Doherty / James Adams
and shall be deemed to have been duly given or made as follows:
(a)    if delivered by hand or by courier, upon delivery at the address of the relevant party; and
(b)    if sent by email, when actually received by the intended recipient in readable form, provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 6.00 p.m. or not on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.
11.2    A party may notify the other party to this Deed of a change to its name, relevant addressee, address or email address for the purposes of Clause 11.1, provided that such notification shall only be effective:
(a)    on the date specified in the notification as the date on which the change is to take place; or
(b)    if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

12.    COUNTERPARTS
This Deed may be executed in any number of counterparts, which together shall constitute one agreement. Any party may enter into this Deed by executing a counterpart and this Deed shall not take effect until it has been executed by all parties.
13.    GOVERNING LANGUAGE
Each notice, demand, request, statement, instrument, certificate or other communication under or in connection with this Deed shall be in English.
14.    GOVERNING LAW AND JURISDICTION
14.1    This Deed and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Deed or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.
14.2    Any claim, dispute, controversy or proceedings brought by any one or more of the parties (the “Initiating Party”) against any one or more of the other parties (the “Respondent Party”), arising from or in connection with this Deed which cannot be settled amicably by the parties, including one regarding their existence, validity or termination, the legal relationships they establish or the consequences of their nullity, shall be exclusively referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration (“LCIA”) for the time being in force which are deemed incorporated by reference into this Clause 14.2.
14.3    The arbitration tribunal will consist of three arbitrators, one arbitrator to be appointed by the Initiating Party, one by the Respondent Party and the third jointly by the Initiating Party and the Respondent Party; provided, however, that if within ten Business Days after the Initiating Party appoints an arbitrator, (i) the Respondent Party shall fail to appoint an arbitrator or (ii) the parties shall fail to agree on such third arbitrator, then the President of the LCIA shall pick such arbitrator on the application by (A) the Initiating Party in the case of sub-clause (i) or (B) either the Initiating Party or the Respondent Party in the case of sub-clause (ii).
14.4    The seat of the arbitration will be London, United Kingdom and the language of the arbitration will be English.
14.5    The parties waive any right to refer points of law or to appeal to the courts, to the extent that such waiver can validly be made.
14.6    The arbitral tribunal will have the power to order on a provisional basis any relief which it would have power to grant in a final award and the Parties confirm that they opt out of the emergency arbitrator provisions under the Rules of the London Court of International Arbitration.
14.7    The award of any arbitrational tribunal will be enforceable in any court of competent jurisdiction.
15.    THIRD PARTY RIGHTS
15.1    Except as expressly provided in Clauses 3.3, 7.6, 7.7 or elsewhere in this Deed, no person (other than the parties to this Deed) who is given any rights or benefits under this Deed (a “Third Party”) shall be entitled to enforce any of those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

15.2    The parties may amend, vary or terminate this Deed in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party, except that Clause 3.3 cannot be amended without the prior written consent of the Lead Institutional Seller.
15.3    Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this Deed may not veto any amendment, variation or termination of this Deed which is proposed by the parties and which may affect the rights or benefits of the Third Party.
IN WITNESS whereof the parties hereto have executed this Deed as a deed and it is intended to be and is hereby delivered on the day and year first above written.

SCHEDULE 1

The Company and the Subsidiaries
Part 1
Particulars of the Company

Company name (company number)	Lady of Leisure Investco Limited (09325233)
Jurisdiction of incorporation	England & Wales
Date of incorporation	24 November 2014
Previous Names	CGP2 SB Investco Limited (24 Nov 2014 - 12 Jan 2015) Sweaty Betty Investco Limited (12 Jan 2015 - 20 Jul 2017)
Issued share capital	£118,096.825
Shareholder(s)	CGP2 SB Investment LP	638,595 A1 shares 150,181 A2 shares
	Wittington Investments Limited	297,066 A1 shares 66,521 A2 shares 26,724 B1 shares
	Tamara Hill-Norton	15,320 B1 shares 133 B2 shares 44,118 C1 shares 6,703 C3 shares 32,680 D1 shares 22,008 D2 shares

Simon Hill-Norton	15,150 B1 shares 132 B2 shares 44,118 C1 shares 6,703 C3 shares 32,680 D1 shares 22,009 D2 shares
Emma Thornton	7,812 A1 shares 11,501 C1 shares 6,703 C3 shares 8,519 D1 shares
Jemma Cassidy	9,197 C3 shares 2,841 D2 shares
Mark Smith	2,473 A1 shares 14,889 C3 shares 2,273 D2 shares
Erika Serow	14,107 A1 shares
Julia Straus	14,000 C2 shares 40,347 C3 shares 20,571 D2 shares
Annabel Thorburn	2,850 C3 shares 1,247 D2 shares
Susan Pickering	2,647 C2 shares 2,105 D2 shares
Jennifer Fletcher-Kay	627 C2 shares 498 D2 shares
Emma Crepau	627 C2 shares 498 D2 shares
Daniel Nicholson	784 C3 shares 623 D2 shares
Christina Acklam (Santori)	1,569 C1 shares 1,247 D1 shares
Casey Byrne	784 C2 shares 623 D2 shares

	Victoria Munro	666 C2 shares 530 D2 shares
	Rachel Payne	706 C2 shares 561 D2 shares
	Deborah Bingham	784 C2 shares 623 D2 shares
	Laura Gardener	784 C2 shares 623 D2 shares
Persons with significant control	CGP2 SB Investments LP
Director(s)	Simon Hill-Norton Charles Mason Jonathan Owsley Sally Pofcher Mark Smith Julia Straus
Secretary	Simon Hill-Norton
Registered office	Fulham Green, 69-79 Fulham High Street, London, SW6 3JW
Auditors	BDO LLP
Accounting reference date	31 December 2020
Charges	An outstanding fixed and floating charge created 23 March 2015 in favour of HSBC Bank Plc (Charge code 0932 5233 0001)

Part 2
Particulars of the Subsidiaries
UK

Lady of Leisure Holdings Limited

Company name (company number)	Lady of Leisure Holdings Limited (05811852)
Jurisdiction of incorporation	England & Wales
Date of incorporation	10 May 2006
Previous Names	Sweaty Betty Holdings Limited (21 Jul 2006 - 19 Jul 2017) Pimco 2485 Limited (10 May 2006 - 21 Jul 2006)
Issued share capital	£52,499.501
Shareholder(s)	Lady of Leisure Investco Limited	378,150 A ordinary shares 90,992 B ordinary shares 52,841 C ordinary shares 51,001 D ordinary shares 250,200 E ordinary shares	100 per cent
Persons with significant control	Lady of Leisure Investco Limited
Director(s)	Simon Hill-Norton Tamara Hill-Norton Jonathan Owsley Sally Pofcher Mark Smith Julia Straus

Secretary	Simon Hill-Norton
Registered office	Fulham Green, 69-79 Fulham High Street, London, SW6 3JW
Auditors	BDO LLP
Accounting reference date	31 December 2020
Registered charges
An outstanding fixed charge and negative pledge created 18 November 2019 in favour of HSBC UK Bank Plc (Charge code 0581 1852 0004)
An outstanding fixed and floating charge created 30 October 2013 in favour of HSBC Bank Plc (Charge code 0581 1852 0003)

Sweaty Betty Limited

Company name (company number)	Sweaty Betty Limited (03525806)
Jurisdiction of incorporation	England & Wales
Date of incorporation	12 March 1998
Previous Names	Lady of Leisure Limited (12 Mar 1998 - 19 Jul 2017)
Issued share capital	£1,009
Shareholder(s)	Lady of Leisure Holdings Limited	10,090 ordinary shares	100 per cent
Persons with significant control	Lady of Leisure Holdings Limited

Director(s)	Simon Hill-Norton Tamara Hill-Norton Jonathan Owsley Sally Pofcher Mark Smith Julia Straus
Secretary	Simon Hill-Norton
Registered office	Fulham Green, 69-79 Fulham High Street, London, SW6 3JW
Auditors	BDO LLp
Accounting reference date	31 December 2020
Registered charges
An outstanding pledge created 9 January 2020 in favour of HSBC UK Bank Plc (Charge code 0352 5806 0011). Contains a fixed charge and negative pledge.
An outstanding fixed and floating created 11 December 2013 in favour of HSBC UK Bank Plc (Charge code 0352 5806 0010)
A rent deposit deed created 30 June 2011 in favour of Barclays Wealth Trustees (Jersey) Limited and Walbrook Properties Limited
A rent deposit deed created 2 November 2006 in favour of The Master Fellows and Scholars of the College of the Holy and Undivided Trinity Cambridge
A rent deposit deed created 12 June 2006 in favour of The Master Fellows and Scholars of the College of the Holy and Undivided Trinity Cambridge
A rent deposit deed created 13 September 2004 in favour of Cabot Place Limited
Two rent deposit deeds created 17 November 2000 in favour of David Marshall

Sweaty Betty Trading Ltd

Company name (company number)	Sweaty Betty Trading Ltd (13164906)
Jurisdiction of incorporation	England & Wales
Date of incorporation	28 January 2021
Previous Names	N/A
Issued share capital	£100
Shareholder(s)	Sweaty Betty Limited	100 ordinary shares	100 per cent
Persons with significant control	Sweaty Betty Limited
Director(s)	Mark Smith Julia Straus Emma Thornton
Secretary	Mark Smith
Registered office	Cavendish House, Fulham Green, 69-79 Fulham High Street, London, SW6 3JW
Auditors	Not yet appointed
Accounting reference date	31 January 2022
Registered charges	N/A

Ireland

Company name (company number)	Sweaty Betty Ireland Limited (676958)
Jurisdiction of incorporation	Republic of Ireland
Date of incorporation	2 September 2020
Previous Names	Dancewell Limited (2 Sept 202019 – 19 Oct 2020)
Issued share capital	€100
Shareholder(s)	Lady of Leisure Holdings Limited	100 ordinary shares	100 per cent
Persons with significant control	N/A
Director(s)	Mark Smith Emma Thornton
Secretary	Porema Limited
Registered office	Unit 5, The Courtyard Business Centre Orchard Lane Blackrock Co Dublin
Auditors	N/A
Accounting reference date	26 December
Registered charges	None

USA

Sweaty Betty USA TopCo Inc.

Company name (company number)	Sweaty Betty USA TopCo Inc. (7508476)
Jurisdiction of incorporation	Delaware
Date of incorporation	18 September 2019
Issued share capital	100 shares of Common Stock
Shareholder(s)	Lady of Leisure Holdings Limited (being the sole shareholder of Sweaty Betty USA TopCo Inc.)
Director(s)	Jon Owsley, Simon Hill-Norton
Secretary	Mark Smith
Registered office	28 Old Rudnick Lane, Dover, County of Kent, Delaware 19901
Auditors	N/A
Accounting reference date	31 December
Registered charges	Charge registered in favour of HSBC plc

Sweaty Betty USA Wholesale LLC

Company name (company number)	Sweaty Betty USA Wholesale LLC (7508474)
Jurisdiction of incorporation	Delaware
Date of incorporation	18 September 2019
Issued share capital	100 shares of Common Stock (being the sole shareholder of Sweaty Betty USA Wholesale LLC)
Shareholder(s)	Sweaty Betty USA Topco Inc.
Director(s)	Jon Owsley, Simon Hill-Norton
Secretary	Mark Smith
Registered office	28 Old Rudnick Lane, Dover, County of Kent, Delaware 19901
Auditors	N/A
Accounting reference date	31 December
Registered charges	Charge registered in favour of HSBC plc

Sweaty Betty USA Retail LLC

Company name (company number)	Sweaty Betty USA Retail LLC (7517585)
Jurisdiction of incorporation	Delaware
Date of incorporation	18 September 2019
Issued share capital	100 shares of Common Stock (being the sole shareholder of Sweaty Betty USA Retail LLC)
Shareholder(s)	Sweaty Betty USA Topco Inc.
Director(s)	Jon Owsley, Simon Hill-Norton
Secretary	Mark Smith
Registered office	28 Old Rudnick Lane, Dover, County of Kent, Delaware 19901
Auditors	N/A
Accounting reference date	31 December
Registered charges	Charge registered in favour of HSBC plc

Sweaty Betty USA Digital LLC

Company name (company number)	Sweaty Betty USA Digital LLC (7577379)
Jurisdiction of incorporation	Delaware
Date of incorporation	18 September 2019
Issued share capital	100 shares of Common Stock (being the sole shareholder of Sweaty Betty USA Digital LLC)
Shareholder(s)	Sweaty Betty USA Topco Inc.
Director(s)	Jon Owsley, Simon Hill-Norton
Secretary	Mark Smith
Registered office	28 Old Rudnick Lane, Dover, County of Kent, Delaware 19901
Auditors	N/A
Accounting reference date	31 December
Registered charges	Charge registered in favour of HSBC plc

Hong Kong

Company name (company number)	Lady of Leisure Hong Kong Limited (2856399)
Jurisdiction of incorporation	Hong Kong
Date of incorporation	25 July 2019
Issued share capital	HK$1,000,000, comprising 1,000,000 ordinary shares
Shareholder(s)	RMFG Holding Limited	500,000 ordinary shares
	Lady of Leisure Holdings Limited	500,000 ordinary shares
Persons with significant control	RMFG Holding Limited Alan Zagury Adriane Clemence Zagury Lady of Leisure Holdings Limited Lady of Leisure InvestCo Limited CGP2 SB Investment, L.P. Wittington Investments Ltd
Director(s)	(1) Mark Richard Smith; (2) Julia Straus; (3) Adriane Clemence Zagury; and (4) Alan Zagury
Secretary	Alan Zagury
Registered office	Unit 1003-05, Seaview Commercial Building, 21 Connaught Road West, Sheung Wan, Hong Kong
Auditors	Sky Trend CPA Limited
Accounting reference date	31 March
Charges	None

China

Company name (company number)	Sweaty Betty (Shanghai) Commercial Limited Company name in Chinese: 热汗倍媞（上海）商业有限公司 (Company no referred to as unique social credit code): 91310000MA1FPLX9X6)
Jurisdiction of incorporation	Shanghai, People's Republic of China
Date of incorporation	14/05/2021
Registered share capital	USD 2,750,000. The company is a foreign-invested limited liability company and it does not issue shares.
Shareholder(s)	Lady of Leisure Holdings Limited The owner's equity is in the form of registered capital.
Persons with significant control	Lady of Leisure Holdings Limited
Director(s)	Mark Richard Smith (Chairman and legal representative) Julia Straus Yasi Mu (穆雅思 in Chinese)
Supervisor	Simon Nicholas Sebastian Hill-Norton
Authorised Representative	Mark Smith
General Manager	Yasi Mu (穆雅思 in Chinese)
Registered office	Room 3101-038, No. 138 Huaihai Zhong Road, Huangpu District, Shanghai (上海市黄浦区淮海中路138号3101室-038)
Auditors	None
Accounting reference date	Chinese law provides that the fiscal year for China incorporated companies is the calendar year (January to December)
Charges	None

Macau

Company name (company number)	Lady of Leisure (Macau) Limited (Company no: 88806 (SO)) In Chinese: 休閑女士(澳門)有限公司
Jurisdiction of incorporation	The Macau Special Administrative Region of the People's Republic of China
Date of incorporation	23/03/2021
Issued share capital	$25,200
Shareholder(s)	RMFG Holding Limited	$12,600
	Lady of Leisure Holdings Limited	$12,600
Persons with significant control	RMFG Holding Limited Lady of Leisure Holdings Limited
Director(s)	(1) Mark Richard Smith; (2) Adriane Clemence Zagury; and (3) Alan Zagury
Secretary	Alan Zagury
Registered office	Unit 1003-05, Seaview Commercial Building, 21 Connaught Road West, Sheung Wan, Hong Kong
Auditors	None
Accounting reference date	23/03/2021
Charges	None

Singapore

Company name (company number)	Lady of Leisure Singapore Pte. Limited (Company no: 202115999R)
Jurisdiction of incorporation	Republic of Singapore
Date of incorporation	05/05/2021
Issued share capital	Singapore $160,000
Shareholder(s)	RMFG Holding Limited	80,000 ordinary shares
	Lady of Leisure Holdings Limited	80,000 ordinary shares
Persons with significant control	RMFG Holding Limited Alan Zagury Adriane Clemence Zagury Lady of Leisure Holdings Limited Lady of Leisure InvestCo Limited CGP2 SB Investment, L.P. Wittington Investments Ltd
Director(s)	(1) Mark Richard Smith; (2) Alan Zagury (3) Chin Woon Yen Magdalene
Secretary	(1) Tee Lian Choy (2) Lim Wai Heng
Registered office	105 Cecil Street #15-02 The Octagon Singapore (069534)
Auditors	None
Accounting reference date	05/05/2021
Charges	None

SCHEDULE 2

Warranties
1.    The Company, the Shares and the Subsidiaries
1.1    The information set out in Schedule 1 is complete and accurate in all material respects.
1.2    The Shares constitute the whole of the issued and allotted share capital of the Company.
1.3    All the Shares have been validly allotted and issued and are fully paid or credited as fully paid and there is no Liability to pay any additional contributions on the Shares.
1.4    There is no Contract (exercisable now or in the future and whether contingent or not) that calls for the allotment, issue or transfer of, or grants to any person the right to call for the allotment, issue or transfer of, any share (including the Shares) or any other interest or participation that confers on a person phantom equity, equity appreciation rights, the right to receive a share of the profits and losses of, or distribution of assets of, any person, or any loan capital or any similar right in any Group Company.
1.5    Part 2 of Schedule 1 lists all the Subsidiaries of the Company and no Group Company has any interest in or right to acquire any interest in any other body corporate, partnership, unincorporated association or undertaking. The shareholdings in each Subsidiary as set out in Part 2 of Schedule 1 are complete and accurate.
1.6    All the issued shares in each Subsidiary are legally and beneficially owned by the Company or another Group Company free from all Encumbrances (and there is no commitment to give or create any Encumbrance), are fully paid and there is no outstanding Liability to pay any additional contributions on them. All of the issued shares in each Subsidiary have been validly allotted and issued and are fully paid or credited as fully paid and there is no Liability to pay any additional contributions on such shares.
2.    Constitutional Matters
2.1    Each of the Group Companies is validly incorporated, in existence, duly registered and in good standing (to the extent such concept is recognized under Applicable Law in such jurisdiction) under the laws of its jurisdiction of incorporation and has all requisite power and capacity to conduct its business as presently conducted.
2.2    The copies of the memorandum and articles of association of each Group Company provided in the Data Room are complete and accurate in all material respects.
2.3    The statutory books (including all registers but excluding the minute books and the accounting records) of each Group Company have been properly kept, are complete and up to date and contain a record which is accurate and complete in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.
2.4    All documents, filings and returns required by Applicable Law to be delivered or made to the Registrar of Companies or to any equivalent authority within the last two years have been so delivered or made.
2.5    The Group Companies are not in breach of the provisions of their memorandum and articles of association (or any other constitutional document) in any respect.
2.6    No Group Company has any branch outside its jurisdiction of incorporation.

3.    Accounts
3.1    The Accounts:
(a)    show a true and fair view of the financial condition, results of operations, assets, Liabilities and state of affairs of the Group at the Accounts Date and of the profits or losses for the period concerned in accordance with the Relevant Accounting Standards;
(b)    show for the accounting period to which they relate, a true and fair view of the financial condition, results of operations, assets, Liabilities and state of affairs of the relevant Group Company and of the profits, losses and cash flows of the such Group Company in accordance with the Relevant Accounting Standards; and
(c)    unless expressly stated otherwise therein, were prepared in a manner consistent with the accounting policies, practices, methods and estimation techniques as were used for the audited financial statements for the previous financial period.
3.2    None of the Group Companies has (a) any significant deficiency or material weakness in the system of internal accounting controls utilised by any Group Company, (b) any fraud, whether or not material, that involves the management of any of the Group Companies or any personnel who have a role in the preparation of financial statements or the internal accounting controls utilised by any Group Company, nor has any Group Company received in writing any claim regarding any of the foregoing.
4.    Locked-Box Accounts
4.1    The Locked-Box Accounts:
(a)    do not materially over-state the value of assets nor materially under-state the Liabilities of the Group or any of the Group Companies as at the Locked-Box Date and do not materially over-state the profits or materially under-state the losses of the Group or any of the Group Companies in respect of the period to which they relate; and
(b)    have been prepared on a basis consistent with the management accounts for each Group Company for the proceeding two years.
5.    The Management Accounts
5.1    The Management Accounts:
(a)    do not materially over-state the value of assets nor materially under-state the Liabilities of the Group or any of the Group Companies as at the dates to which they were drawn up and do not materially over-state the profits or materially under-state the losses of the Group or any of the Group Companies in respect of the periods to which they relate; and
(b)    have been consistently prepared both as to each Group Company and among the Group Companies for the past two years.

6.    Business since the Locked Box Date
6.1    Since the Locked Box Date and, in respect of paragraph 6.1(l) only, in the two years prior to the date of this Deed:
(a)    each Group Company has carried on its business, in all material respects, in the ordinary and usual course, without any material interruption or material alteration in manner, nature or scope, other than as a result of factors generally affecting similar businesses to a similar extent, and there has been no event, occurrence or circumstance which has or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, Liabilities or state of affairs of any Group Company;
(b)    no resolution of the members of any Group Company has been passed;
(c)    no change has been made to the accounting reference period of any Group Company;
(d)    no Group Company has borrowed or raised any money or taken any financial facility other than in the ordinary and usual course of its business;
(e)    no Group Company has made any change to its policies and practice in relation to the payment of creditors;
(f)    each Group Company has conducted its cash management activities (including the timing of, invoicing and collection of receivables and the accrual and payment of payables and other current liabilities and purchases of inventory) in the ordinary course of business;
(g)    no Group Company has acquired, leased, licensed or disposed of, or agreed to acquire, lease, license or dispose of, any asset (other than stock) of a value in excess of £150,000 individually and £250,000 in aggregate;
(h)    the Group Companies have not made any material change to their accounting methods, principles or practices, or any change in the depreciation or amortisation policies or rates;
(i)    no Group Company has engaged in any merger, consolidation, reorganisation, reclassification, liquidation, dissolution or similar transaction or filed a petition in bankruptcy under any Applicable Law or consented to the filing of any bankruptcy petition against it under any similar Applicable Law;
(j)    except as required by Applicable Law or any Contract, no Group Company has made any material change in the compensation or benefits payable or to become payable to any of its Senior Employees;
(k)    no Group Company has sold, transferred, licensed, sublicensed or otherwise disposed of any Company Intellectual Property, or amended or modified in any material respect any existing Contract or rights with respect to any material Company Intellectual Property or Other Intellectual Property, other than in the ordinary course of business;
(l)    no Group Company has terminated, received written notice of termination of, materially reduced, or received written notice of a material reduction in, the relationship with any Material Customer or Material Supplier; and

(m)    no Group Company has committed or agreed (orally or in writing) to do any of the foregoing.
6.2    The books of account of each Group Company are uptodate and accurate in all material respects and have in all material respects been maintained in accordance with Applicable Law and relevant generally accepted accounting practices.
7.    Solvency
7.1    No order has been made, no resolution has been passed and no petition has been presented or meeting convened for the purpose of winding-up any Group Company.
7.2    No administration order has been made and no petition for such an order has been presented in respect of any Group Company.
7.3    In the past two years, no event analogous to any of those described in Paragraphs 7.1 and 7.2 above has occurred in any jurisdiction.
7.4    No receiver (including an administrative receiver), liquidator, trustee, administrator, manager, supervisor, nominee, custodian or any similar or analogous officer or official in any jurisdiction in which a Group Company is incorporated or established has been appointed in respect of the whole or any part of the business or assets of any Group Company.
7.5    No Group Company is insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 or other Applicable Laws.
8.    Borrowings
8.1    The total amount borrowed by each Group Company from its lenders does not exceed any overdraft limits, or any limitations on borrowings contained in the Existing Facilities or in its constitutional documents. The aggregate amount of Indebtedness of the Group as at the Locked Box Date does not exceed the amount included with respect thereto in the calculation of the EV to Equity Bridge (as defined in the SPA).
8.2    No Group Company has received any notice in writing to repay under any borrowing which is repayable on demand.
8.3    No Group Company has factored, discounted or securitised any of its receivables, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the Locked-Box Accounts.
8.4    No event which is an event of default under, or any material breach of the terms of, any loan capital, borrowing, debenture or financial facility of any Group Company, or that would entitle any third party to call for repayment prior to scheduled maturity, has occurred.
8.5    No Group Company has lent any sum exceeding £10,000 to an individual on any single occasion that has not been repaid to such Group Company, or owns the benefit of any debt (whether or not due for payment) exceeding, on any single occasion, £10,000 which is owed by an individual, other than debts which have arisen in the ordinary course or between Group Companies.
8.6    No Group Company has engaged in any borrowing or financing not required to be reflected in its statutory accounts and there is no outstanding Indebtedness between any Group Company and any Seller or their Related Persons.

8.7    No Group Company has received (either directly or the benefit of) any investment grant, subsidy or financial assistance from any court, tribunal, governmental, national or supra-national authority or other body either (a) in connection with or as a result of the COVID-19 global pandemic; or (b) which may be liable to be refunded as a result of the Proposed Transaction.
9.    Contracts
9.1    No Group Company is a party to a Contract that:
(a)    is not in the ordinary course of business; and
(b)    is not wholly on arm’s length terms.
9.2    Copies of all written Material Contracts (or a summary of the trading terms in respect of those Material Contracts for the Group's wholesaler arrangements which do not have any written terms) are provided in the Data Room.
9.3    No Group Company is in material default or breach (and no Group Company has any material Liability for any past default or breach) under any Material Contract and no other party to a Material Contract is in material default or breach under such Material Contract, and there are no circumstances likely to give rise to such a material default or breach.
9.4    No Material Contract has been terminated (except where such Material Contract has automatically terminated in accordance with its terms, other than by breach thereof) and there are no grounds likely to give rise to such termination and no written notice of termination of a Material Contract has been received or served by any Group Company.
9.5    No Group Company has received any notice in writing of any claim of any breach of a Material Contract by the relevant Group Company or any other party thereto.
9.6    No Group Company has given a power of attorney or any other authority to any person to enter into any Contract or commitment on its behalf that is still outstanding or effective, other than to its directors, officers and employees to enter into routine trading Contracts in the ordinary course of their duties.
9.7    No Group Company has given any written notice to a party to a Material Contract stating that that party has been or is currently in breach of or in default under any Material Contract.
10.    Ownership of assets
10.1    Other than Encumbrances relating to the Existing Facilities, each asset (other than the Properties) necessary for the operation of the Group’s business as conducted on the date of this Deed:
(a)    is legally and beneficially owned by a Group Company;
(b)    where capable of possession, is in the possession or under the control of a Group Company; and
(c)    is free from Encumbrances (except rights and retention of title arrangements arising by operation of law).

11.    Properties
11.1    The Properties comprise all the premises and land presently leased, occupied or otherwise used in connection with the businesses of each Group Company or in which any Group Company has an interest in respect of any real property.
11.2    The Properties are occupied or used under lease or licence and the terms of any such lease or licence permit such occupation and use in the manner currently occupied or used by any Group Company. Section 5.1 of the Data Room includes complete and accurate copies of such lease or license.
11.3    Where a Property is occupied on a leasehold basis, a Group Company is solely legally and beneficially entitled to occupy that Property.
11.4    Other than Encumbrances relating to the Existing Facilities which will be discharged at Completion, the Properties are not subject to or affected by any mortgage or charge (whether legal or equitable, fixed or floating), debenture or security interest including any which secure the payment of money or relate to any obligation or Liability of any third party.
11.5    No Group Company has received any written notice of any material subsisting dispute, claim, complaint or demand from the owner or occupier of any other premises adjacent to or neighbouring the Properties and there are no facts, matters or circumstances which are likely to give rise to any such dispute, claim, complaint or demand.
11.6    No Group Company has received any written notice of any material subsisting breach of any statutes, orders or regulations affecting the Properties or their use.
11.7    In relation to each of the Properties, a Group Company has paid all principal rent or licence fees due, as applicable, and no Group Company has received any written notice of any material subsisting breach nor is in material subsisting breach of any of terms of any such lease or license.
11.8    Each Group Company has necessary access to and from the Properties as is reasonably required for the current operation thereof considering the type and nature of the Properties. No construction, alteration, or other similar leasehold improvement work with respect to the Properties with a contract value in excess of £500,000 in the aggregate remains to be paid for or performed.
11.9    No Group Company has any material subsisting Liability with respect to any Properties previously leased in the U.S., and all Contracts terminating prior leases with respect to such Properties are in full force and effect and have been complied with by the applicable Group Company.
12.    Environmental
12.1    There are no Proceedings pending or threatened in writing against any Group Company with respect to any breach of or Liability under any Environmental Laws with a value in excess of £150,000.
12.2    For the past three years, no Group Company has received any written complaint or notice alleging or specifying any material breach of or material Liability under any Environmental Law.
12.3    Each Group Company is, and during the past three years has been, in material compliance with all applicable Environmental Laws and with the terms and conditions of all Environmental Licences. Each Group Company possesses all Environmental Licenses required to be held under applicable Environmental Laws for it to own and use its assets and to conduct its businesses as currently conducted. The consummation of the transactions contemplated by this Deed will not require a change in the terms or conditions of any Environmental License.
12.4    No Hazardous Substance has been generated, emitted, transported, stored, treated or disposed of, released or handled by any Group Company in violation of any Environmental Law that would result in any material Liability to any Group Company.
12.5    All Environmental Documents in the possession or control of any Seller or any Group Company have been provided to the Purchaser in the Data Room.
13.    Intellectual Property
13.1    The Business IP is legally, beneficially and exclusively owned by a Group Company, free from exclusive licence, and where applicable, a Group Company is the registered proprietor of or applicant for that Business IP. Such Business IP is not subject to any Encumbrances granted by any Group Company nor is any Group Company aware of any Encumbrances. There is no Proceeding pending or threatened challenging the scope, effect, enforceability, ownership or validity of any Business IP.
13.2    The Business IP together with the Intellectual Property licensed to each Group Company constitutes all of the of the Intellectual Property used in connection with the Group's business as currently conducted and the consummation of the transactions contemplated by the Transaction Documents will not violate any agreements any Group Company has regarding such Intellectual Property.
13.3    Details of all pending and registered Intellectual Property owned by any Group Company are provided in folder 12 of the Data Room. All fees, including renewal and maintenance fees and all filings and fees in respect of such registered Business IP that are due prior to the Completion (if applicable) have been made or paid or will be timely made or paid.
13.4    In respect of Intellectual Property used by the Group which is not Business IP, the relevant Group Company is licensed to use such Intellectual Property and such licenses are valid and enforceable. No Group Company or any other party is in breach of any of those licences.
13.5    No activities of any Group Company infringe or in the two years prior to Completion have infringed the Intellectual Property of any other person and no Group Company has received any notice or claim from any other person in the last five years alleging the infringement or unlawful or improper use of such other person’s Intellectual Property. No other person is infringing any Business IP and no Group Company has made any claim alleging any such infringement in the past five years.
13.6    The Group Companies have taken all commercially reasonable measures, to maintain and protect the confidentiality of all of the trade secrets, proprietary software source code, and all other proprietary and confidential information of the businesses of the Group Companies (collectively, the “Business Confidential Information”).
14.    Information technology
14.1    The IT Systems are:
(a)    owned by, or licensed, leased or supplied by a third party to, a Group Company, and (i) the relevant Group Company is not in default under any third party Contract relating to the IT Systems, (ii) such third party Contracts are valid and enforceable and (iii) there are no ongoing or active disputes or Proceedings relating to the IT Systems or any such Contracts; and
(b)    in good working order in all material respects to the extent required for the business of the Group and have sufficient capacity and performance to meet the current requirements of the Group. There has been no material disruption to the activities of the business of the Group in the two years prior to the date of this Deed, which has been caused by or related to any failure or breakdown of any IT Systems.
14.2    All agreements and Contracts that relate to the IT Systems, that are material to the business of the Group, are provided in folder 13.1 of the Data Room.
14.3    There has not been included or used any open-source software (as defined at http://opensource.org/docs/osd) or any libraries or code licensed from time to time under the General Public Licence (as set out at http://www.gnu.org/licenses/gpl.html) or any similar licence (Restrictive Open Source Code) in, or in the development of, the IT Systems which have been developed by any Group Company, nor does any element of such IT Systems operate in such a way that it is compiled with or linked to any Restrictive Open Source Code. Without prejudice to the foregoing, no open-source software has been included or used in, or in the development of, any element of the IT Systems which have been developed by any Group Company in contravention of its applicable open-source licence terms and no third party is asserting, or has in the last three years asserted, any such contravention.
14.4    The Group has implemented policies, procedures and systems designed to ensure the security (including but not limited to, cyber-security) of the IT Systems and the confidentiality and integrity of all data contained within or processed by the IT Systems. The Group has in place an appropriate and documented IT disaster recovery plan in respect of the business of the Group. The IT Systems (a) have not caused any of the Group Companies to fail to comply with any obligations in their Contracts with customers in any material respect, (b) none of the information that the IT Systems store or process has been corrupted to any material extent, or been subject to any actual or suspected material data loss or theft, unauthorized access, malware intrusion, or other cybersecurity breach (including ransomware).
15.    Insurance
15.1    Copies of the insurance policies of the Group now in force are provided in folder 14 of the Data Room.
15.2    In respect of such Group insurance policies:
(a)    all policies are in full force and effect;
(b)    all premiums due have been paid to date;
(c)    no insurance claim for an amount in excess of £150,000 is outstanding and there are no circumstances likely to give rise to such a claim under any of the policies; and
(d)    the aggregate amount of insurance claims outstanding do not exceed £250,000.
15.3    No Group Company has received any written notice of termination or non-renewal or of intention to terminate or not renew any such policy and no such notice is threatened against any Group Company.

16.    Employees, workers and consultants
16.1    Anonymised particulars of the job titles, dates of commencement of employment, engagement (or appointment to office), contracts and terms of engagement, terms and conditions of employment and remuneration, benefits and emoluments (including any loan arrangement, bonus, commission, profit sharing, share and other incentive schemes) of all the Senior Employees are set out in folder 7 the Data Room. There are no outstanding offers of employment to any person who would be a Senior Employee.
16.2    Summary details of the principal terms of employment and/or engagement and anonymised particulars (for the avoidance of doubt including location, job title, date of commencement of employment and/or engagement, details of salary, bonus, commission, incentives and benefits as well as status in respect of long term leave of any kind) of all other employees, consultants and workers of the Group are set out in folder 7 of the Data Room.
16.3    All individuals employed or engaged by the Group who require permission to work in the country in which they work has current and appropriate permission under Applicable Law to work in such country.
16.4    All written Contracts of employment to which any Group Company is a party with a Senior Employee state that they can be terminated by the relevant Group Company on no more than six (6) months’ notice and the relevant Group Company is not contractually obliged to make any payment as a consequence of the termination of any such Contract in addition to notice pay. Copies of all of such Contracts have been provided in folder 7 of the Data Room.
16.5    No Senior Employee has given any notice terminating his Contract of employment or is under notice of dismissal and nor is any Senior Employee likely to leave employment as a result of the transactions contemplated by this Deed.
16.6    As at the last payroll date prior to the date of this Deed, the salaries and wages and other benefits (other than holiday pay) of employees, all related payments to third party benefit providers and all related payments to the relevant authorities (save such payments made during the month following the payroll period in the ordinary course of business consistent with past practice) had been paid or discharged in full or properly accrued. No Senior Employee owes any amount to any Group Company in respect of any loans or advances by any Group Company to such Senior Employee.
16.7    No material changes to the terms or conditions of any employee of the Group (which for the avoidance of doubt shall not include changes to the salary of any individual employee of the Group) have been made, announced or proposed in the twelve (12) months prior to the date of this Deed, nor has any such change been promised or proposed to any such individual in writing.
16.8    Details of any legally binding and/or customary enhanced redundancy and/or severance payment scheme operated by the Group are disclosed in folder 7 of the Data Room, together with details of any redundancies carried out in the twelve (12) months preceding the date of this Deed by any Group Company and any potential redundancies which have been notified to employees of any Group Company.
16.9    No Group Company (nor any predecessor or owner of any part of their respective businesses) has been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (or equivalent regulations) affecting any of the individuals employed or engaged by the Group in the last three (3) years preceding the date of this Deed, and no event has occurred that would involve such persons in the future being a party to such a transfer. No such persons have had their terms or employment varied for any reason as a result of or connected with such a transfer.
16.10    Details (including copies of relevant agreements) are contained in folder 7 of the Data Room of any trade union, works council and/or other employee representative body recognized or established by the Group and, other than as disclosed in the Data Room, there are no outstanding proposals for the recognition or establishment of any trade unions, works councils and/or other employee representative bodies in relation to the Group. No Group Company is a party to any collective bargaining agreement and has no standing arrangement with any employee representative body, in each case, relating to redundancies, remuneration or other benefits.
16.11    There is no current dispute or Proceeding between any Group Company and any individual employed or engaged (or formerly employed or engaged) by any Group Company that would be expected to result in a material Liability to any Group Company, and there is no current dispute between any Group Company and any trade union, nor has any such dispute been threatened to a Group Company that would be expected to result in a material Liability to any Group Company.
16.12    There is no pending claim against any Group Company by a Senior Employee arising out of or relating to their employment with such Group Company, nor has any such claim been threatened.
16.13    Within the twelve (12) months preceding the date of this Deed, no commitments have been made with respect to any material amendments (whether temporary or permanent) to the working conditions and/or the terms and conditions of employment or engagement of any individual employed or engaged by the Group in connection with or as a result of (i) any negotiations or agreements with any recognised trade unions or other applicable employee representative bodies; or (ii) the COVID-19 global pandemic, nor are any such material amendments proposed by the Group.
16.14    Details are contained in folder 7 the Data Room of any application for or use by any Group Company of any government support scheme in relation to employees and/or employee costs in light of the COVID-19 global pandemic. The procedures for the suspension of employment contracts or use of any government support scheme in relation to employees and/or employee costs carried out by any Group Company since the beginning of the COVID-19 global pandemic have been implemented in compliance with Applicable Law and each Group Company has complied and continues to comply with all obligations and restrictions derived from such procedures. There are no reasons or circumstances which would cause any Group Company to be required to reimburse any benefits to any Governmental Body.
16.15    No Group Company operates or has operated any share incentive, share option or other equity incentive arrangement nor is there or has there been any employee benefit trust operated for the benefit of any employee or past employee of any Group Company.
16.16    No employee and/or worker of any Group Company is entitled to accrued but unpaid holiday pay in respect of such Group Company’s previous holiday year and it has at all times complied with the Working Time Regulations 1998 and all Applicable Laws concerning the organisation of working time or otherwise in calculating holiday pay.
16.17    No transaction bonuses are payable to any Senior Employees as a result of the transactions contemplated hereby.

17.    Pensions
17.1    Save in respect of the Disclosed Schemes and any state social security arrangements, no Group Company has an obligation to provide, or contribute towards, or has any actual or contingent Liability in respect of, any scheme or arrangement which provides or will or may provide pension, death, retirement, lump-sum, ill-health, disability, accident or other benefits in respect of any individual employed or engaged (or formerly employed or engaged) by any Group Company or in each case their dependents and no promise or assurance has been given to any current or former employee or director of any Group Company that his benefits (whether under the Disclosed Scheme or otherwise) will be calculated by reference to a minimum amount or defined level of benefit.
17.2    The details of the Disclosed Schemes have been accurately summarized and included in the Data Room.
17.3    The Disclosed Schemes are in all material respects being operated in accordance with the provisions of their governing documentation, all applicable legislation, and the general requirements of Applicable Law and regulatory practice.
17.4    There are no complaints, disputes, Proceedings or applications pending, threatened or in progress (or any circumstances likely to lead to such complaints, disputes or applications) in relation to the Disclosed Schemes made by any employees of any Group Company that would be expected to result in a material Liability of any Group Company. No employee of any Group Company whose employment has previously transferred to such Group Company under the Transfer of Undertakings (Protection of Employment) Regulations 2006 or equivalent legislation has a right to enhanced benefits on redundancy or on early retirement.
18.    Data protection
18.1    In respect of all and any Personal Data processed by the Group Companies, in the last four years each Group Company:
(a)    has made all necessary registrations in accordance with the Data Protection Legislation;
(b)    has complied with the Data Protection Legislation in all material respects; and
(c)    has not received any written notice, complaint, notice of investigation, fine or claim from the UK Information Commissioner or any other regulatory body or authority in connection with any non-compliance or alleged non-compliance with Data Protection Legislation, in any jurisdiction and, so far as the Warrantors are aware, there is no fact or circumstance that would give rise to such notice, complaint, investigation, fine, or claim.
To the extent any Group Company collects, processes, uses or stores any Personal Data, each such Group Company, as applicable, has in place applicable privacy policies regarding such collection, use and disclosure of Personal Data. So far as the Warrantors are aware each of the Group Companies has complied in all material respects with all Material Contracts to which it is a party that contain, involve or deal with Personal Data. In the last four years, there has been no unauthorized access, use, or disclosure of Personal Data in the possession or control of any Group Company or any of their providers or other contractors, or otherwise in connection with the business of the Group.

18.2    Each Group Company has complied with its legal obligations under the Data Protection Legislation with respect to all transfers of Personal Data to countries outside the UK and/ or EEA.
18.3    Each Group Company has complied with its obligations under Data Protection Legislation in respect of the use of electronic communications for direct marketing purposes.
19.    Legal and regulatory compliance
19.1    Each Group Company is conducting, and has since 31 July 2018 conducted, its business in compliance with all Applicable Laws in all material respects.
19.2    Since 31 July 2018, there has been no investigation, disciplinary proceeding or enquiry by, and no order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or other Governmental Body against any Group Company which has or would be reasonably be expected to result in material Liability to any Group Company or otherwise materially adversely affect the business or assets of any Group Company.
19.3    All licences, consents, permits, authorisations and other Licenses that are necessary for the lawful and effective carrying on of the business of the Group in the places and substantially in the manner in which such business is now carried on (the “Authorisations”) have been obtained and are valid and subsisting and there is no reason why any of them should be varied, suspended, cancelled, or revoked or not renewed on the same terms in the ordinary course.
19.4    No Group Company has received written notice from any Governmental Body that a Group Company is in violation or is the subject of any pending or threatened investigation of a violation of any Applicable Laws or of any Authorisation or that any Governmental Body is intending to revoke, suspend, vary or limit any Authorisation or that any material amendment to any Authorisation is required to enable the continued operation of the business in any respect. There are no circumstances which are likely to give rise to a breach or violation of any Authorisation relating to any Group Company.
20.    Litigation
20.1    No Group Company is involved in any criminal Proceeding or any other Proceeding (whether as claimant or defendant or otherwise), which is reasonably expected to result in a Liability to the Group in excess of £150,000 individually or £300,000 in the aggregate.
20.2    No Proceeding by or against any Group Company has been threatened by or against any Group Company since 31 July 2018.
21.    Anti-bribery and corruption
21.1    No Group Company, nor any other Person acting on behalf of any Group Company, is engaged in or has at any time in the last five years been engaged in any activity, practice or conduct which would constitute an offence pursuant to or would violate any applicable Anti-Bribery Laws.
21.2    In the previous three years, no Group Company has:
(a)    received any written notice alleging that such company or its directors, officers, employees or other persons acting on its behalf has violated any Anti-Bribery Laws, or that such company or its operations is or may be subject to any investigation, inquiry or enforcement proceedings related to Anti-Bribery Laws, nor have any such investigations, inquiries or proceedings been threatened in writing.

(b)    carried out any internal investigation, or made a voluntary disclosure to any governmental or regulatory authority, in relation to a violation of any Anti-Bribery Law.
22.    Taxation
22.1    Provision or reserve (as appropriate) has been made in the Locked-Box Accounts in accordance with generally accepted accounting practice and all relevant accounting standards for all Taxes for which each Group Company is liable or accountable (whether primarily or otherwise) in respect of all income, profits or gains earned, accrued or received on or before the Locked-Box Date or in respect of any Event occurring on or before the Locked-Box Date.
22.2    All returns, notifications, registrations, assessments, accounts, computations, notices and all other information (“Returns”) required by Applicable Law to have been made or submitted to any Tax Authority by each Group Company in the last four years for any Tax purpose, have been duly made or submitted within the applicable time limits and remain complete and accurate in all material respects.
22.3    Each Group Company has in the past four years properly and within the applicable time limits submitted to the relevant Tax Authority all claims and disclaimers which have been assumed to have been made for the purposes of computing any provision or reserve for Tax (including deferred Tax) included in the Locked-Box Accounts.
22.4    All Tax for which each Group Company has, within the last four years, been liable to account has been duly paid insofar as such Tax ought to have been paid in accordance with Applicable Law.
22.5    No Group Company has, within the last four years, entered into any concession, agreement or arrangement with a Tax Authority pursuant to which a Group Company has been authorised not to comply with what, but for such concession, agreement or arrangement, would be its statutory obligation.
22.6    No Group Company has in the last four years been involved in any dispute with or investigation, audit or enquiry by any Tax Authority (in each case other than routine enquiries). No Group Company has received any notice that it is subject to any dispute, investigation, audit or enquiry by a Tax Authority of a non-routine nature.
22.7    No Group Company has in the last four years paid nor has become liable to pay material any interest, penalty, surcharge or fine relating to Tax.
22.8    Each Group Company has in the last four years and within applicable time limits, maintained and is in possession of all material records required by Applicable Law to be maintained by it for Tax purposes.
22.9    Each Group Company has, within the last four years, properly deducted or withheld from payments made by it all withholding tax required to be deducted or withheld, within the applicable time limits accounted for all withheld tax which it is or was liable to account for and has otherwise complied with its legal obligations relating to the making of appropriate filings with a Tax Authority, in respect of such deductions or withholdings.
22.10    Each Group Company is, and has within the last four years, been resident in its jurisdiction of incorporation for Tax purposes and has not been treated as resident in any other jurisdiction for the purposes of any double tax convention; and has not had any permanent establishment or taxable presence in any jurisdiction other than its jurisdiction of incorporation.

22.11    No Group Company has made or agreed to make any loans or advances within sections 455, 459 and 460 of CTA 2010.
22.12    Each Group Company has, and has had at all times since 30 September 2017, such procedures in place as it was reasonable in all the circumstances to expect such Group Company to have to prevent persons acting in the capacity of a person associated with the Group Company from committing UK or foreign tax evasion facilitation offences within the meaning of Part 3 of the Criminal Finances Act 2017.
22.13    No Group Company has in the past four years entered into, been a party to or promoted any scheme or arrangement which has no commercial purpose and of which the main purpose, or one of the main purposes, was the avoidance of or the reduction in or the deferral of a Liability to Tax, such that disclosure to any Taxation Authority under any legislation relating to the disclosure of Tax avoidance schemes is or was required.
22.14    No Group Company is or has ever been a member of: (a) a group of companies; (b) a fiscal consolidation; or (c) a fiscal unity for any Tax purpose, of which any company other than a Group Company or a Seller is a member.
22.15    All documents which (i) are required to be stamped for the purposes of a stamp, registration, transfer or similar Tax and are in the possession of any member of the Group, or (ii) establish or are necessary to establish the rights or title of any Group Company to any asset or in the enforcement of which any Group Company is or may be interested have been duly and properly stamped (if required), and all applicable documentation, transfer or registration taxes or duties have been duly paid.
22.16    Each Group Company has in the last four years complied in material respects with the requirements and provisions of applicable VAT legislation and has made, and maintained, correct and up-to-date records, invoices and other documents required for the purposes of applicable VAT legislation.
22.17    No Group Company has, within the last four years, changed any accounting period or method with respect to Taxes other than so as to comply with Applicable Law or accounting practice.
22.18    Each agreement, contract, plan or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Internal Revenue Code of 1986 (the "Code") to which any member of the Group is a party (each, a “409A Plan”) complies with and has been operated and maintained in accordance with the requirements of Section 409A of the Code and any U.S. Department of Treasury or IRS guidance issued thereunder and no amounts under any such 409A Plan is or has been subject to the interest and additional Tax set forth under Section 409A of the Code. The Group Companies do not have any obligations to gross up, indemnify, or otherwise reimburse any person for any Taxes (or potential Taxes) imposed (or potentially imposed) pursuant to Sections 409A or 4999 of the Code or otherwise.
22.19    No Group Company is a party to any agreement, contract, plan or other arrangement that that has resulted or could result, separately or in the aggregate, directly in connection with the transactions contemplated hereby or in combination with any other event, in the payment of any amount or provision of any benefit (including accelerated vesting) that could constitute “an excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax law) or would not be deductible under Section 280G of the Code (or any corresponding provision of state, local, or non-U.S.

Tax law) or could be subject to an excise tax under Section 4999 of the Code (or any corresponding provision of state, local, or non-U.S. Tax law).
23.    Product Warranty; Product Liability.
23.1    There exists no (i) latent defect in the design of any of the products of the businesses of any Group Company or (ii) pending or threatened Proceeding by or before any Governmental Body relating to any product alleged to have been distributed or sold by any Group Company, or alleged to have been defective or improperly designed or manufactured or in breach of any express or implied product warranty.
23.2    There exist no pending or threatened product Liability claims, except to the extent expressly reserved for in the Accounts. In the prior five years, there have been no recalls relating to products sold, marketed, delivered, or distributed by any Group Company, and there are no pending or threatened recalls relating to products sold, marketed, delivered, or distributed by any Group Company. Folder 4.2 of the Data Room sets forth a summary of the material terms and conditions of each Group Company’s product warranty policies and practices for products sold by such Group Company prior to Completion.

SCHEDULE 3

Limitation on liability
1.    Time Limits
1.1    If the Purchaser or any member of the Group becomes aware of a matter or circumstance which is reasonably likely to give rise to a Claim, the Purchaser shall give notice to the Warrantors specifying that matter or circumstance in reasonable detail (including, without limitation, the Purchasers estimate, on a without prejudice basis, of the amount of such Claim) as soon as reasonably practicable (and in any event within 30 days) after it becomes aware of that matter or circumstance, and the Warrantors shall not be liable in respect of any Claim if and only to the extent that any such liability is increased by any delay of the Purchaser in providing notice under this paragraph 1.1.
1.2    The Warrantors shall not be liable in respect of any Claim unless notice of such Claim is given by the Purchaser to the Warrantors in accordance with Clause 11 (Notices) of this Deed, and such notice is given in respect of:
(a)    any Tax Warranty Claim within a period of four years from the Completion Date; and
(b)    any Warranty Claim within a period of twelve months from the Completion Date.
1.3    Any notice served by the Purchaser pursuant to this Paragraph 1 shall specify, in such detail as is reasonably available to the Purchaser at the time, the legal and factual basis of the Claim and the nature of the Claim, including the specific Warranties or other provisions of this Deed to which the Claim relates.
1.4    If notice of any Claim is served by the Purchaser pursuant to this Paragraph 1, the Warrantors shall be liable in respect of such Claim only if legal proceedings in respect of such Claim are commenced (by being both issued and served) no later than six months after notice of the Claim was delivered to the Warrantors, provided that if the circumstances giving rise to the Claim are such that the losses suffered or which may be suffered are contingent, then such Claim will be deemed to be withdrawn on the date falling 6 months after the date on which such loss ceased to be contingent.
2.    Monetary Limits
2.1    Notwithstanding any provisions in this Deed to the contrary, the Purchaser agrees that it will not be entitled to make, it will not make, and it waives any right it may have to make, any Claim against the Warrantors except to the extent required to permit a claim against the W&I Insurers under the W&I Policy and only then on the basis that the aggregate liability of the Warrantors shall be £1.00 in respect of all Claims.
2.2    For the purposes of the limit set out in Paragraph 2.1 of this Schedule 3, the liability of the Warrantors shall be deemed to include the amount of all costs, expenses and other liabilities (together with any VAT thereon) payable by a Warrantor in connection with the satisfaction, settlement or determination of any Claim.
3.    Mitigation
3.1    Nothing in the Transaction Documents is to be construed as relieving the Purchaser from any duty it may have at law to mitigate any loss or damage.

4.    Remedial Action
4.1    The Warrantors shall not be liable for any breach of Warranty to the extent that the breach is remedied in full (at no cost to any member of the Group) within 90 days following receipt by the Warrantors of a written notice from the Purchaser pursuant to Paragraph 1 above.
5.    Recovery from third parties
5.1    Where the Purchaser or any member of the Purchaser's Group is at any time entitled to recover from some other person any sum in respect of any matter which would give rise to a claim under any provision of this Deed, the Purchaser shall, and shall procure that the relevant member of the Purchaser's Group shall, undertake all necessary steps to enforce and make such recovery prior to taking any action (other than notifying the Warrantors of the potential Claim) against the Warrantors and in the event that the Purchaser or other member of the Purchaser's Group shall recover any amount from such other person, the amount of such claim shall be reduced by the amount recovered, less all reasonable direct costs, charges and expenses properly incurred by the Purchaser or other member of the Purchaser's Group in recovering that sum from such other person and less any tax attributable to the recovery.
6.    Changes in Legislation
6.1    The Warrantors shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased as a result of, any change in any Applicable Law or published practice (or the interpretation thereof), any judgment, an increase in the rate of Tax or any change in any accounting basis, policy or practice of the Group, in each case made on or after the date of this Deed (save for any change made voluntarily by the Group before Completion).
7.    Taxation
7.1    The Warrantors shall not be liable for any Tax Warranty Claim, if and to the extent that:
(a)    a liability, allowance, provision or reserve has been made in the Locked-Box Accounts or included in the EV to Equity Bridge (as defined in the SPA) in respect of the matter or thing giving rise to such Tax Warranty Claim;
(b)    the liability arises or is increased as a result of any change in the accounting reference date, or in the accounting basis, policy or practice (including in respect of the valuation of assets), or any change in the way any of the foregoing is adapted for Tax purposes of a Group Company after Completion;
(c)    a Relief has been received by the relevant Group Company to relieve or mitigate that liability, other than:
(i)    any Relief arising to any member of the Purchaser Tax Group; or
(ii)    any Relief arising to a Group Company as a consequence of any Event occurring after Completion or in respect of any income, profits or gains earned, accrued or received by a Group Company after Completion;
(d)    such liability is attributable to any Event occurring in the period from the Locked-Box Date to Completion or by reference to any income, profits or gains earned, accrued or received in the period from the Locked-Box Date to Completion, which, in either case, arises in the ordinary course of business of a Group Company since the Locked-Box Date to Completion; or

(e)    such liability would not have arisen but for any act, transaction or omission carried out or effected by (or on behalf of) any of the Purchaser, a Group Company, any member of the Purchaser Tax Group or any other person connected with any of them, at any time after Completion, provided that this Paragraph 7.1(e) shall not apply where any such action, transaction or omission is:
(i)    required by Applicable Law;
(ii)    carried out or effected by the relevant Group Company under a legally binding obligation of the Group Company entered into or created on or before Completion; or
(iii)    carried out at the express written request of the Warrantors.
8.    Purchaser actions
The Warrantors shall not be liable in respect of any Claim to the extent that the Claim arises, or is increased, as a result of any matter or thing done, or omitted to be done, which is expressly authorised by the terms of any Transaction Document, caused by any failure by the Purchaser to comply with any of its obligations thereunder, or is at the prior written request or written direction of, or with the prior written consent of, the Purchaser (or any of its respective directors, officers, employees or agents or advisers, or carried out by any such person or any of its or their successors in title or assigns on or after the Completion Date).
9.    Single recovery
The Purchaser shall not be entitled to recover under any of the Transaction Documents or otherwise more than once in respect of the same liability, loss, cost, shortfall, damage, deficiency or amount for which the Purchaser would otherwise be entitled to claim and no amount (or part of any amount) shall be taken into account, set off or credited more than once under the Transaction Documents or otherwise, with the intent, in each case, that there will be no double counting under any of the Transaction Document or otherwise.
10.    Purchaser’s knowledge
The Warrantors shall not be liable in respect of a Claim to the extent that the Purchaser has knowledge of the Claim prior to or on the date of this Deed. For the purposes of this Clause, Purchaser's knowledge means the actual knowledge of Jim Zwiers, Kyle Hanson and Ileana McAlary following due and reasonable enquiry of the Purchaser's professional advisers and legal representatives in relation to the Proposed Transaction.
11.    General limitations
The Warrantors shall not be liable in respect of a Claim against them for breach of any provision of this Deed to the extent that any amount has been paid by them under any other claim against them for breach of any provision of this Deed and/or the SPA in respect of the same shortfall, damage, deficiency or breach, and for this purpose recovery by the Purchaser or any Group Company shall be deemed to be a recovery by each of them.
12.    Fraud
Notwithstanding anything to the contrary in this Deed or any other Transaction Document, nothing in this Deed or any other Transaction Document will interfere with, limit or otherwise affect any claims or liability of a Warrantor with respect to fraud or fraudulent misrepresentation by such Warrantor.

13.    Limitation of specific Warranties
The only Warranties which shall apply in relation to Tax are the Tax Warranties. Where any matter would or may give rise to a breach of any Warranty other than the Tax Warranties, or would do so but for an express exclusion from, or qualification or limitation to, the terms of that other Warranty (whether such qualification or limitation is in relation to the awareness of the Warrantors materiality, financial or otherwise), such matter shall be deemed not to give rise to any breach or liability in respect of any of the Tax Warranties.

SCHEDULE 4

Warrantors

(1) Warrantor	(2) Warrantor’s Address	(3) Email
Julia Straus
Mark Smith

SIGNATURES

EXECUTED and DELIVERED as a deed by JULIA STRAUS acting by her duly appointed attorney MARK SMITH	/s/ Mark Smith

in the presence of:
Witness signature	/s/ Natalie Harris
Name	Natalie Harris
Address	2-4 Temple Avenue,
London, EC4Y 0HB

EXECUTED and DELIVERED as a deed by MARK SMITH	/s/ Mark Smith

in the presence of:
Witness signature	/s/ Natalie Harris
Name	Natalie Harris
Address	2-4 Temple Avenue,
London, EC4Y 0HB

[Management Warranty Deed Signature Page]

EXECUTED and DELIVERED a deed by WOLVERINE OUTDOORS, INC.	/s/ Michael D. Stornant
Michael D. Stornant
President and Treasurer

in the presence of:
Witness signature	/s/ Ileana McAlary
Name	Ileana McAlary
Address	9341 Courtland Dr. NE Rockford, MI 49351

[Management Warranty Deed Signature Page]